PISMO COAST VILLAGE, INC.
                    165 SOUTH DOLLIVER STREET
                   PISMO BEACH CALIFORNIA 93449



By EDGAR and facsimile



April 8, 2009

Mark Rapik
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N. E.
Mail Stop 7010
Washington, D.C. 20549

RE: Pismo Coast Village
    Form 10-KSB for the Fiscal Year Ended September 30, 2008
    Filed December 22, 2008; File No. 0-8463

Dear Mr. Rapik:

Pismo Coast Village, Inc. ("PCV") filed its annual report on Form 10-KSB for its fiscal year ended September 30, 2008, with the Commission on December 22, 2008. You have reviewed and commented on that Form 10-KSB in a letter sent to PCV on March 30, 2009. We very much appreciate the time you and the other members of the Commission's staff have taken in reviewing the Form 10-KSB.

The following narrative further addressees your comments (which we have repeated in CAPITAL LETTERS).

Form 10-KSB for the Year Ended September 30, 2008
-------------------------------------------------

GENERAL
-------

1. WE NOTE THAT TWO OF YOUR DIRECTORS RESIGNED IN 2008 AND THAT NEW DIRECTORS WERE APPOINTED TO FILL THE RESULTING VACANCIES. IN ADDITION, IT APPEARS THAT YOU MAY HAVE ENTERED INTO AT LEAST ONE MATERIAL CONTRACT IN THE LAST TWO FISCAL YEARS. IT DOES NOT APPEAR YOU HAVE FILED A FORM 8-K FOR THESE EVENTS. PLEASE FILE ANY REQUIRED REPORTS IMMEDIATELY OR EXPLAIN TO US WHY YOU BELIEVE YOU ARE NOT REQUIRED TO FILE SUCH REPORTS. PLEASE REFER TO ITEMS 1.01 AND 5.02 OF FORM 8-K.

We are in the process of preparing a Form 8-K for the above noted events, and will file the reports as soon as practicable.


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Securities and Exchange Commission
April 8, 2009
Page 2


2.  PLEASE CONFIRM THAT YOUR FUTURE FILINGS WILL BE UPDATED TO
    INCLUDE THE CURRENT ADDRESS OF OUR PUBLIC REFERENCE ROOM AND
    INCLUDE PAGE NUMBERS.

As requested in your letter, PCV hereby confirms that future filings will include the current address of the SEC's public reference room including page numbers.

3.  PLEASE TELL US WHY YOUR BOARD OF DIRECTORS HAS NOT DETERMINED
    THAT ONE OF YOUR AUDIT COMMITTEE MEMBERS QUALIFIES AS AN
    AUDIT COMMITTEE FINANCIAL EXPERT AS REQUIRED BY ITEM
    407(d)(5)(i)(C) OF REGULATION S-K.

Due to the fact that the Directors of PCV do not receive compensation for the services they provide in that capacity, PCV has not retained a director qualified to be named as a financial expert of the audit committee who is willing to serve in that capacity.

ITEM 5.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
-----------------------------------------------------------------

4. WE NOTE YOU HAVE LISTED THE HIGH AND LOW CLOSING SALE PRICES FOR EACH OF THE FOUR QUARTERS IN FISCAL 2007 AND FISCAL 2008, WHICH APPEARS TO BE BASED ON ONE TRANSACTION ON SEPTEMBER 30, 2008. AS NO ESTABLISHED PUBLIC TRADING MARKET EXISTS, PLEASE REMOVE SUCH TABLES IN FUTURE FILINGS AS IT IS NOT APPROPRIATE UNDER ITEM 201 OF REGULATION S-K.

Please note our records indicate that 67 and 69 shares of our common stock were traded during the periods ended September 30, 2008 and 2007, respectively, which represents approximately 4% of our outstanding shares. There was no volatility in the stock price during the year ended September 30, 2008, however. In our forthcoming 10-K for the period ending December 31, 2009, and future filings, we will remove the tables listing the high and low closing sale prices of our stock.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION
-----------------------------------------------------------------

5. IN FUTURE FILINGS, PLEASE INCLUDE AN OVERVIEW SECTION TO PROVIDE A BALANCED, EXECUTIVE-LEVEL DISCUSSION THAT IDENTIFIES THE MOST IMPORTANT THEMES OR OTHER SIGNIFICANT MATTERS WITH WHICH MANAGEMENT IS CONCERNED PRIMARILY IN EVALUATING THE COMPANY'S FINANCIAL CONDITION AND OPERATING RESULTS, INCLUDING HOW THE CURRENT ECONOMIC CLIMATE HAS AFFECTED AND MAY AFFECT YOUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION. YOU SHOULD DISCUSS MATERIAL BUSINESS OPPORTUNITIES, CHALLENGES AND RISKS, SUCH AS THOSE PRESENTED BY KNOWN MATERIAL TRENDS AND UNCERTAINTIES, ON WHICH THE COMPANY'S EXECUTIVES ARE MOST FOCUSED, AND THE ACTIONS THAT ARE TAKING IN RESPONSE TO THEM. FOR EXAMPLE, WE NOTE IN YOUR FORM 10-Q FOR THE FISCAL QUARTER ENDED ON DECEMBER 31, 2008 THAT YOU ANTICIPATE SLIGHT TO MODERATE GROWTH IN INCOME FROM YOUR RESORT AND RETAIL OPERATIONS. PLEASE PROVIDE BASIS FOR SUCH STATEMENTS IN LIGHT OF THE CURRENT ECONOMIC ENVIRONMENT. FOR FURTHER GUIDANCE ON THE CONTENT AND PURPOSE OF "OVERVIEW," SEE INTERPRETIVE RELEASE NO. 33-8350 ON OUR WEBSITE.


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Securities and Exchange Commission
April 8, 2009
Page 3


In our forthcoming 10-Q for the period ending March 31, 2009 and future filings, we will include an "Overview" section to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company's financial condition including material business opportunities, challenges and risks on which we are most focused, and the actions we are taking in response to them.

6. PLEASE REVISE TO ELIMINATE THE REFERENCES TO SECTION 21E OF THE EXCHANGE ACT AS THE SAFE HARBORS CONTAINED IN THOSE SECTIONS DO NOT APPLY TO STATEMENTS MADE RELATING TO THE BUSINESS AND OPERATIONS OF A COMPANY WHERE THERE IS NO MARKET FOR THE COMPANY'S STOCK.

In our forthcoming 10-Q for the period ending March 31, 2009 and all future filings, we will eliminate the references to Section
21E of the Exchange Act.

ITEM 7.  FINANCIAL STATEMENTS
------------------------------
NOTES TO FINANCIAL STATEMENTS
-----------------------------
NOTE 4   NOTE PAYABLE
---------------------

7.  GIVEN YOUR CURRENT DISCLOSURES REGARDING YOUR MONTHLY PAYMENT
    AMOUNTS ON THE TWO NOTES PAYABLE OUTSTANDING AS OF DECEMBER
    31, 2008, PLEASE TELL US HOW YOU DETERMINED THE SPECIFIC
    AMOUNTS DISCLOSED IN YOUR DEBT MATURITY TABLE.

We acknowledge the payment amounts and maturity schedule were incorrectly calculated. The monthly payment amount is actually $19,126 for the first note discussed with a final payment of $1,932,140 in 2016. The second note is interest only for the first 12 months, then regular payments of $17,723 with a final payment of $2,957,221 due in 2018. The total amounts of the notes outstanding is accurate as reported, and therefore, we do not believe this miscalculation caused the financial statements, taken as a whole, to be materially misstated. We will correct the disclosure in the forthcoming Form 10-Q for the period ending March 31, 2009 and all subsequent filings.

ITEM 13. EXHIBITS
-----------------

8.  WE NOTE YOU HAVE NOT FILED AS EXHIBITS A NUMBER OF AGREEMENTS
    THAT APPEAR TO BE REQUIRED UNDER ITEM 601 OF REGULATION S-K.
    FOR EXAMPLE:

    * IT IS UNCLEAR WHY YOU HAVE NOT FILED THE EMPLOYMENT
      AGREEMENT WITH MR. JERALD PETTIBONE; AND

    * IT DOES NOT APPEAR YOU HAVE FILED ALL OF THE MATERIAL CONTRACTS YOU HAVE ENTERED INTO DURING THE LAST TWO FISCAL YEARS. FOR EXAMPLE, WE NOTE YOUR PURCHASE ON MAY 9, 2008 OF
      19.55 ACRES OF LAND AT A PURCHASE PRICE OF $3.1 MILLION, WHICH APPEARS TO EXCEED FIFTEEN PERCENT OF YOUR TOTAL ASSETS.


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Securities and Exchange Commission
April 8, 2009
Page 4



    PLEASE FILE ALL REQUIRED AGREEMENTS OR PROVIDE US WITH A
    DETAILED LEGAL ANALYSIS AS TO WHY YOU BELIEVE SUCH AGREEMENTS
    ARE NOT REQUIRED TO BE FILED.

Please be advised that we do not currently, and have never executed an employment agreement with Mr. Pettibone. Mr.
Pettibone has served as a non-paid director and officer of PCV since 1993.

As stated in our response to comment No. 1, we are in the process of preparing a Form 8-K, and will report all material agreements entered into during the last two fiscal years.

9. IT DOES NOT APPEAR YOUR CODE OF ETHICS, WHICH YOUR EXHIBIT INDEX INDICATES MAY BE FOUND ON PAGE 36, HAS BEEN INCLUDED WITHIN THE BODY OF YOUR ANNUAL REPORT ON FORM 10-KSB. PLEASE MAKE AVAILABLE A COPY OF YOUR CODE OF ETHICS BY ONE OF THE MEANS SET FORTH IN ITEM 406(c) OF REGULATION S-K.

We have adopted a code of ethics as described in Item 9.f located on page 37 of our Form 10-KSB; however, the entire text of the code of ethics was inadvertently excluded from the filing. To satisfy the requirements of Item 406 of Regulation S-K pursuant to paragraph (c)(1), we will file a copy of our code of ethics with the SEC, and will disclose that fact and information necessary for readers to obtain a copy of such in future filings.

SIGNATURES
----------

10. YOU MUST INDICATE BELOW THE SECOND PARAGRAPH REQUIRED ON THE SIGNATURE PAGE WHO IS SIGNING IN THE CAPACITY OF PRINCIPAL EXECUTIVE OFFICER, PRINCIPAL FINANCIAL OFFICER, AND CONTROLLER OR PRINCIPAL ACCOUNTING OFFICER. FOR EXAMPLE, WE NOTE YOU DO NOT HAVE A CONTROLLER OR PRINCIPAL ACCOUNTING OFFICER SIGNING THIS REPORT. PLEASE TELL US HOW YOU
     INTEND TO SATISFY THIS REQUIREMENT.

In our forthcoming 10-Q for the period ending March 31, 2009 and future filings, we will include the additional verbiage to clarify the persons signing in the capacity of principal executive officer (Jay Jamison, Chief Executive Officer), principal financial officer, and principal accounting officer (Jack Williams, Chief Financial Officer).

REQUESTED PRESENTATIONS

  As requested in your letter, PCV hereby acknowledges as follows:

  1. PCV is responsible for the adequacy and accuracy of the disclosure in the filings;

  2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and


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Securities and Exchange Commission
April 8, 2009
Page 5


  3. PCV may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing information completely responds to your comments. Please contact us if you have questions or require additional information.

Very truly yours,

JAY JAMISON

Jay Jamison
Chief Executive Officer

cc: Kevin Woody, Accounting Branch Chief


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